Exhibit 99.2

EXECUTION COPY

AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER

This AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER, dated as of 15 August 2013 (this “Amendment”), is by and among WSP OCTG GROUP Ltd. (WSP石油钢管集团有限公司), an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), JM OCTG GROUP Ltd. (JM石油钢管集团有限公司), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and WSP Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).  Capitalized terms used but not defined herein shall have the meanings given to such terms in the Merger Agreement.

RECITALS

WHEREAS, Parent, Merger Sub and the Company are parties to that certain Agreement and Plan of Merger, dated as of 21 February 2013 (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company;

WHEREAS, pursuant to Section 9.4 of the Merger Agreement, the Merger Agreement may be amended by the parties by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company, with any such amendment by the Company having been approved by the Special Committee;

WHEREAS, the Special Committee has reviewed this Amendment and determined that the revisions to the Merger Agreement called for by this Amendment are advisable to, and in the best interests of, the Company and its shareholders;

WHEREAS, the Special Committee, having been authorized by the Board to cause the Merger and the other transactions contemplated by the Merger Agreement to be consummated and become effective without further action by the Board, has approved this Amendment;

WHEREAS, the board of directors of Parent and the board of directors of Merger Sub have approved this Amendment; and

WHEREAS, each of Parent, Merger Sub and the Company desires to amend the Merger Agreement to provide for the changes to the terms and conditions thereof as set forth below.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby confirmed, and subject to the terms and conditions set forth herein, the parties hereto agree to amend the Merger Agreement as set forth below.

1.               Amendment.  The Outside Date shall be extended until 31 December 2013 by amending Section 9.1(b) of the Merger Agreement to replace the date set forth therein from “21 August 2013” to “31 December 2013.”

2.               Confirmation of the Agreement.  Except as herein expressly amended, the Merger Agreement is ratified and confirmed in all respects by each of the parties hereto and shall remain in full force and effect and enforceable against them in accordance with its terms.  Each reference in the Merger Agreement to “this Agreement” shall mean the Merger Agreement as amended by this Amendment, and as it may hereafter be further amended or restated.

3.               Governing Law; Consent to Jurisdiction.  This Amendment and its negotiation, execution, performance or non-performance, interpretation, termination, and construction, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of, or relate to this Amendment, or the negotiation and performance of this Amendment, shall be controlled by, and construed in accordance with, the terms of the Merger Agreement, including without limitation Section 10.8 (Governing Law) and Section 10.9 (Consent to Jurisdiction) thereof.

4.               Counterparts.  This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Amendment to be executed by their respective duly authorized officers to be effective as of the date first above written.

WSP OCTG GROUP LTD. (WSP石油钢管集团有限公司)

By:	/s/ Jubao Xie

Name:	Jubao Xie

Title:	Director

[Signature page to Amendment to the Agreement and Plan of Merger]

IN WITNESS WHEREOF, the undersigned have caused this Amendment to be executed by their respective duly authorized officers to be effective as of the date first above written.

JM OCTG GROUP LTD. (JM 石油钢管集团有限公司)

By:	/s/ Jubao Xie

Name:	Jubao Xie

Title:	Director

[Signature page to Amendment to the Agreement and Plan of Merger]

IN WITNESS WHEREOF, the undersigned have caused this Amendment to be executed by their respective duly authorized officers to be effective as of the date first above written.

WSP HOLDINGS LIMITED

By:	/s/ Dennis D. Zhu

Name:	Dennis D. Zhu

Title:	Chairman, Special Committee

[Signature page to Amendment to the Agreement and Plan of Merger]